                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549

                                        FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 (FEE REQUIRED)
       For the fiscal year ended:     December 31, 1998

                                          OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
       For the transition period from ________________ to _____________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

       THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES A.F.L. - C.I.O. - C.L.C.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Xerox Corporation
                       P.O. Box 1600
                       Stamford, Connecticut  06904-1600




  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administer the plan have duly caused this actual report to be signed on its behalf by the undersigned who thereunto duly authorized.

THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES A.F.L - C.I.O. - C.L.C.

Patricia M. Nazemetz
Plan Administrator

Stamford, Connecticut
Dated June 28, 1999





THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Financial Statements and Schedule

December 31, 1998 and 1997

(With Independent Auditors' Report Thereon)


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1998

(In thousands)

                                Fund Information
                                           Small
                International             Company     Balanced Fund
                    Stock     U.S. Stock    Stock     Fifty/    More
                    Fund         Fund       Fund      Fifty     Bonds

Assets:
  Investment in
Master Trust     $    8,566     22,028     10,488     1,655         741
  Participant notes
Receivable             -          -          -          -          -
  Employer
Contributions
receivable               63        221         94        41          27

  Total assets        8,629     22,249     10,582     1,696         768

  Due from (to)
other funds             (13)       (34)       (16)       (2)         (1)

  Net assets available
for plan
benefits        $     8,616     22,215     10,566     1,694          767

The accompanying notes are an integral part of the financial statements.


              Enhanced             Xerox
   More         Bond    Income     Stock   Marketplace   Employee
  Stocks        Fund     Fund       Fund      Window     Loan Fund   Total

   76,223        406    79,433     53,195     1,090         -      253,825

    -            -        -          -          -         17,299    17,299

    1,079         13       154        649        14         -        2,355

   77,302        419    79,587     53,844     1,104       17,299   273,479

     (117)        (1)     (122)       (81)       (2)         389       -

   77,185        418    79,465     53,763     1,102       17,688   273,479


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1997

(In thousands)

                                      Fund Information
                                                   Small
                 International                    Company
                     Stock       U.S. Stock        Stock       Balanced
                     Fund          Fund             Fund          Fund

Assets:
  Investment in
Master Trust    $     9,841        12,796          11,520            65,925
  Participant
notes receivable        -             -               -                 -
  Employer
contributions
receivable              141           399             227             2,535

  Total assets        9,982        13,195          11,747            68,460

Liabilities:
  Accrued expenses
and other
liabilities              18             9              15                78

  Due from (to)
other funds            (517)            8              72              (280)

  Due from (to)
other plans             -              (7)             (6)              (50)

  Net assets available
for plan benefits $   9,447        13,187          11,798            68,052

The accompanying notes are an integral part of the financial statements.


                               Xerox
               Income          Stock      Employee
                Fund            Fund      Loan Fund      Total

               81,395          27,854             -             209,331

                  -               -            12,784            12,784

                  254             919             -               4,475

               81,649          28,773          12,784           226,590

                  114               6             -                 240

                  (72)            789             -                 -

                   (2)           (290)            -                (355)

               81,461          29,266          12,784           225,995


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1998

(In thousands)

                                   Fund Information
                                           Small     Balanced Fund
                International             Company
                    Stock     U.S. Stock    Stock     Fifty/    More
                    Fund         Fund       Fund      Fifty     Bonds

Contributions:
  Employer     $       174         390         251        41        27
  Employees' -
    voluntary          805       1,350       1,163         6         2
  Rollovers from
    external plans       8          57          30        -         -
  Rollovers from
    internal plans      28          28           4        -         -

Total contributions  1,015       1,825       1,448        47        29

Net income (loss) from
 Master Trust
 investments, net of
 administrative
 expenses            1,331       4,242        (664)      111        36
Interest income on
 participant
 notes receivable     -            -           -         -          -

    Total            2,346       6,067         784       158        65

Benefit payments      (204)       (608)       (249)       (7)       (1)
Transfers
 among funds        (2,739)      3,720      (1,538)    1,543       703
Transfer
 between plans        (234)       (151)       (229)      -          -

Net increase
 (decrease) in
 net assets available
 for plan benefits    (831)      9,028      (1,232)    1,694       767

Net assets available
 for plan benefits
Beginning of year    9,447      13,187      11,798       -          -

End of year     $    8,616      22,215      10,566     1,694       767

The accompanying notes are an integral part of the financial statements.


              Enhanced             Xerox
   More         Bond    Income     Stock   Marketplace   Employee
  Stocks        Fund     Fund       Fund      Window     Loan Fund   Total

   1,707          13       890        975        14          -       4,482

   4,289           3     4,535      2,502         2          -      14,657

      38          -        661         70        -           -         864

     962          -      1,264        198        -           -       2,484

   6,996          16     7,350      3,745        16          -      22,487

  10,912          15     4,866     18,658        64          -      39,571

    -            -         -          -         -          1,228     1,228

  17,908          31    12,216     22,403        80        1,228    63,286

  (2,923)         (1)   (5,593)    (1,019)       (2)         -    (10,607)

  (3,946)         388   (6,655)     3,772     1,024        3,728     -

  (1,906)        -      (1,964)      (659)      -            (52)   (5,195)

   9,133         418    (1,996)     24,497     1,102        4,904   47,484

  68,052          -      81,461     29,266       -         12,784  225,995

  77,185         418     79,465     53,763     1,102       17,688  273,479


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1997

(In thousands)

                                 Fund Information
                                                   Small
                 International                    Company
                     Stock       U.S. Stock        Stock          Balanced
                     Fund          Fund             Fund             Fund

Contributions:
  Employees' -
voluntary        $      848        1,017            1,026            3,996
  Employer              252          519              359            3,155
                      1,100        1,536            1,385            7,151

Net income from
Master Trust
investments, net of
administrative
expenses                781        2,863            1,596           10,665

Interest income on
Participant
notes receivable       -             -                -                -
                      1,881        4,399            2,981           17,816

Benefit payments       (339)        (194)            (221)         (2,254)
Transfers among funds  (311)       1,624            1,222           2,472
Transfer between
plans                   -             (7)              (6)            (50)

Net increase
(decrease)
in net assets
available
for plan benefits     1,231        5,822            3,976           17,984

Net assets available
for plan
benefits:
  Beginning of
  Year                8,216        7,365            7,822           50,068

  End of year     $   9,447       13,187           11,798           68,052

The accompanying notes are an integral part of the financial statements.


                               Xerox
               Income          Stock         Employee
                Fund            Fund         Loan Fund          Total

               5,173           1,651            -               13,711

               1,079           1,116            -                6,480

               6,252           2,767            -               20,191

               5,679           7,032            -               28,616

                -               -                973               973

              11,931           9,799             973            49,780

              (6,561)           (484)           -              (10,053)

              (9,092)          3,856             229               -

                  (2)           (290)           -                 (355)

              (3,724)         12,881           1,202            39,372

              85,185          16,385          11,582           186,623

              81,461          29,266          12,784           225,995


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 1998 and 1997

(1)     Description of Plan

The following description of the Profit Sharing and Savings Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. (Plan) provides only general information. Participants should refer to the summary plan description and the Plan document for a more complete description of the Plan's provisions.

        General

The Plan is a defined contribution plan covering substantially all domestic full and part-time Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. employees of Xerox Corporation (sponsor). Employees are eligible to participate in the 401(K) savings portion of the Plan immediately upon hire.

        Plan Amendment

As of January 1, 1998, each employee shall immediately become a participant under the Plan for the purpose of determining eligibility.

Effective January 1, 1998, the Company modified the profit sharing payout amounts beginning with the Plan year ended December 31, 1998. In 1998, profit sharing distributions were 50% in cash and 50% in stock options (stock options are not a component of the Plan). In 1999, profit sharing payouts will be 50% in cash, 25% in deferred compensation and 25% in stock options. See Xerox Profit Sharing Contributions disclosure in note 1 for further information.

Effective January 1, 1998, the Plan Administrator amended the provisions of the Plan pertaining to the valuation date used to value assets of the Plan. This amendment requires the Plan Trustee to value the assets held in each separate fund as of the close of each business day. The Trustee shall appraise them at their market or estimated fair value each day and reflect increases or decreases in the value of each separate fund. Previously, assets of the Plan were valued once a month.

        Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account or may purchase an annuity payable from a life insurance company. There were no benefits allocated from the Plan for participants at December 31, 1998 or 1997.

        Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through a combination of before-tax and after-tax payroll deductions. Employees are immediately vested in their savings contributions.

Xerox Corporation matches 35% of employee savings contributions, up to a maximum match equaling 4% of annual pay. These contributions are made annually to eligible participants of record on the last day of February following the Plan year-end. The 1998 contribution recorded on March 12, 1999 was $2,355.


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(1)     Description of Plan, Continued

         Xerox Profit Sharing Contributions

Eligible employees may receive a profit sharing contribution from the sponsor. In prior years the contribution payout has ranged from zero to 10% of pay and was based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document. ROA is determined as of the sponsor's calendar year.

In 1999 and forward, the maximum profit sharing payout will be 15%. In any given year, the payout bears a 1:1 relationship to earnings per share (EPS) growth up to 15%. However, if EPS growth is below 5%, there is no payout.

Prior to 1998, an employee may have received the contribution in cash or may have elected to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in profit sharing contributions.

Under the new profit sharing format, a payout will have three components. They are as follows: (i) 50% of the payout will come in the form of cash which can be deferred into the savings plan, (ii) 25% of the payout is automatically deferred to the Xerox Stock fund and (iii) 25% of the payout is provided in the form of stock options, which are not a component of the Plan.

During 1998, the sponsor's ROA was 17.5%, which resulted in a maximum profit sharing contribution for all eligible active employees at December 31, 1998 equal to 5% of pay or $11,443 and 5% in stock options which are not a component of the Plan. Participants elected to invest $2,355 into the Plan at December 31, 1998 (dollars in thousands).

During 1997, the sponsor's ROA was 18.0%, which resulted in an optional profit sharing contribution for all eligible active employees at December 31, 1997 equal to 10.0% of pay or $21,234. Participants elected to invest $4,475 into the Plan at December 31, 1997 (dollars in thousands).

        Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Effective October 1, 1998, the sponsor added four new investment funds: Balanced Fund - Fifty/ Fifty, Balanced Fund - More Bond, Enhanced Bond Fund and Marketplace Window. Additionally, the Balanced Fund name was changed to Balanced Fund - More Stocks. Employees can direct their plan accounts to one or more of the following ten investment funds:

International Stock Fund - Invests primarily in stocks of companies outside the U.S.

U.S. Stock Fund - Invests primarily in stocks of medium to large U.S.
companies.

Small Company Stock Fund - Invests primarily in stocks of smaller U.S.
companies.


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(1)     Description of Plan, Continued

Balanced Fund - Fifty/Fifty - Usually invests approximately 50% in stocks and 50% in bonds; some private placements and cash. The mix may shift with market outlook.

Balanced Fund - More Bonds - Usually invests 30% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.

Balanced Fund - More Stocks - Usually invests approximately 70% in stocks: some private placements and cash. The mix may shift with market outlook.

Enhanced Bond Fund - Invests in intermediate duration; approximately 70% high quality bonds and 30% high-yield lower quality bonds.

Income Fund - Invests short to intermediate duration, high quality bonds; contracts with insurance companies and banks.

Xerox Stock Fund - Invests in Xerox Corporation common stock and some cash for administrative purposes.

Marketplace Window - Offers access to no-load mutual funds outside of Xerox.

        Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value.
At December 31, 1998, market value on loans approximates fair value.


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(2)     Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 8, 1995, covering Plan amendments through December 31, 1994, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee, but may be subject to tax thereon at such time as they receive distributions under the Plan.


(3)     Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31, 1998:

Xerox Corporation Profit Sharing and Savings Plan;

Xerox Corporation Retirement Income Guarantee Plan; and

Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.


The Master Trust has nine investment pools - the International Stock Pool, U.S. Stock Pool, Small Company Stock Pool, Other Equity Pool, Other Fixed Pool, Bond Pool, Income Fund, Xerox Stock Fund, and Marketplace Window.

Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections. In 1998, all accrued administrative expenses are recorded at the Master Trust level only, and as a result, are net against the investment in Master Trust at the Plan level. For the year ended December 31, 1997, the accrued administrative expenses and due from (to) other funds activity is recorded at both the Master Trust and plan level.

The Expense Pool represents administrative expenses that are attributable only to the three Balanced Funds. It is not an investment pool. These expenses are allocated from the pool level to the Balanced Fund - Fifty/Fifty, Balanced Fund
- More Bonds, and the Balanced Fund - More Stocks, based on the net asset fund balances at the end of each month.

In October 1998, there was pool restructure. Assets of the All Other Pool were transferred to the Other Equity Pool and the Bond Pool. The pool restructure was done in conjunction with the addition of new investment funds as discussed in note 1.


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)      Master Trust, Continued

The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31, 1998 is as follows (in thousands):

                                            Small
                International              Company
                    Stock      U.S. Stock    Stock      All Other   Income
   Assets            Pool         Pool        Pool        Pool       Fund

Cash (overdraft) $  16,520       (141)       1,088         -       (4,469)
Receivables:
  Dividends          1,371      2,687          501         -          -
  Interest             198        638          215         -         9,664
  Due from brokers   3,227      7,697        1,783         -        77,389
  Other                 30         11           (1)        -         (225)
Total receivables    4,826     11,033        2,498         -        86,828

Investments at fair
value:
 At quoted market
value:
  Short-term
     Investments    29,261    160,154       67,680        -        188,727
  Fixed income
     Investments     3,637       -            -           -        781,381
  Equity securities:
     Xerox common
       stock           -         -            -           -           -
     Other       1,033,271  2,842,337      613,346        -          5,973
 At estimated fair
value:
  Interest in real
     estate trusts     -         -            -           -           -
  Other investments    -         -            -           -           -

Investments at
contract value:
 Investment
contracts with
insurance companies
and banks             -         -             -          -          62,861

Total investments1,066,169  3,002,491       681,026      -       1,038,942

Total assets     1,087,515  3,013,383       684,612      -       1,121,301

Liabilities

Due to brokers     (3,983)     (6,052)       (2,607)     -       (183,652)
Other              (2,053)     (1,692)         (751)     -           (500)

Net assets  $   1,081,479   3,005,639       681,254      -         937,149


  Xerox        Other        Other
  Stock       Equity        Fixed   Marketplace    Bond    Expense
  Fund         Pool          Pool      Window      Pool      Pool    Total

   -            -             -          -        15,757      -     28,755

  1,962         22            -          -          -         -      6,543

   33         1,403         660          -        16,511      -     29,322

   -          6,359           -          -        17,986      -    114,441

   10           -             -          -         (143)      -      (318)

  2,005       7,784         660          -        34,354      -    149,988


  9,401     335,740     159,972          -        78,006      -  1,028,941

   -          3,221           -          -     1,519,208      -  2,307,447

632,445         -             -          -           -        -    632,445

   -        114,059          -         19,796    104,887      -  4,733,669

   -         31,562          -           -           -        -     31,562

   -        208,894          -           -           -        -    208,894

   -            -            -           -           -        -     62,861

641,846     693,476       159,972      19,796  1,702,101      -  9,005,819

643,851     701,260       160,632      19,796  1,752,212      -  9,184,562


   -         (6,359)         -            -     (115,955)     -  (318,608)

   (92)        (311)        (162)         -       (1,374)   (72)   (7,007)

643,759     694,590      160,470       19,796  1,634,883    (72) 8,858,947


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)      Master Trust, Continued

The allocation of Master Trust net assets by investment pool as of December 31, 1998 is as follows (in thousands):

                                           Small
                International             Company   Balanced     Balanced
                  Stock      U.S. Stock    Stock      Fund         Fund
                   Fund         Fund       Fund   Fifty/Fifty   More Bonds

International
   Stock Pool $  184,457         -          -         6,100        2,870

U.S. Stock Pool     -         426,768       -        17,536        8,252

Small Company
   Stock Pool       -            -       199,672      3,275        1,541

All Other Pool      -           -           -           -             -

Income Fund         -           -           -           -             -

Xerox Stock Fund    -           -           -           -             -

Other Equity Pool   -           -           -         4,936         2,010

Other Fixed Pool    -           -           -         2,700           513

Marketplace Window  -           -           -           -              -

Bond Pool           -           -           -        10,987         5,170

Expense Pool       -            -           -           -               -

Total      $    184,457      426,768     199,672      45,534       20,356


Balanced                                   Xerox
  Fund          Enhanced       Income       Stock    Marketplace
More Stocks    Bond Fund        Fund        Fund        Window     Total

  888,052          -             -           -            -      1,081,479

2,553,083          -             -           -            -      3,005,639

  476,766          -             -           -            -        681,254

    -              -             -           -            -           -

    -              -           937,147       -            -        937,149

    -              -             -        643,759         -        639,759

  687,644          -             -           -            -        694,590

  157,257          -             -           -            -        160,470

    -              -             -           -          19,796      19,796

1,599,517       19,209           -           -            -      1,634,883

      (72)         -             -           -            -           (72)

6,362,247       19,209        937,147     634,759       19,796   8,858,947


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)  Master Trust, Continued

Investment in the Master Trust for all participating plans as of December 31, 1998 is as follows (in thousands):

                                          Small     Balanced      Balanced
                 International           Company      Fund          Fund
                    Stock     U.S. Stock  Stock       Fifty/        More
                     Fund        Fund     Fund        Fifty        Bonds

Xerox Corporation
   Profit Sharing
   and Savings Plan $175,891   404,740   189,184     43,879        19,615

The Profit Sharing
   Plan of
   Xerox Corporation
   and The Xerographic
   Division,
   Union of Needletrades,
   Industrial and Textile
   Employees, A.F.L. -
   C.I.O. - C.L.C.     8,566     22,028    10,488     1,655            741

Xerox Corporation
   Retirement
   Income Guarantee
   Plan                 -         -           -         -              -

Retirement Income Guarantee
   Plan of Xerox
   Corporation and The
   Xerographic Division,
   Union of Needletrades,
   Industrial and Textile
   Employees, A.F.L.-
   C.I.O. - C.L.C      -          -           -         -              -

   Total           $ 184,457   426,768     199,672    45,534        20,356


Balanced                                   Xerox
  Fund          Enhanced       Income       Stock    Marketplace
More Stocks    Bond Fund        Fund        Fund        Window     Total

1,102,063       18,803        692,898     590,564      18,706    3,256,343

   76,223          406          79,433     53,195       1,090      253,825

4,686,540          -           143,631        -           -      4,830,171

  497,421          -           21,187        -            -        518,608

6,362,247       19,209        937,149      643,759      19,796   8,858,947


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)     Master Trust, Continued

Statement of Net Assets of the Master Trust as of December 31, 1997 is as follows (in thousands):

                                                Small
                 International                  Company
                     Stock        U.S. Stock      Stock       All Other
Assets               Pool            Pool         Pool          Pool

Cash (overdraft) $   (440)             267        (369)            (13)
Receivables:
  Dividends         1,189            2,006         204             109
  Interest            241              750         788          14,841
  Due from brokers 11,242            8,371      16,328          85,683
  Other               -                584          -              -

Total receivables  12,672           11,711      17,320         100,633

Investments at fair
value:
  At quoted market
  value:
     Short-term
       Investments 44,106          163,878     229,101         251,836
     Fixed income
       Investments  4,974             -           -          1,254,278
     Equity securities:
          Xerox common
            stock     -               -           -                -
          Other   974,400        2,325,093     729,193         358,595

 At estimated fair
value:
  Interest in real
    Estate trusts    -                -          -              75,286
  Other investments  -                -          -             139,546

Investments at
contract value:
  Investment
  contracts with
  insurance companies
  and banks           -                 -          -               -

Total
investments      1,023,480          2,488,971   958,294        2,079,541

Total assets     1,035,712          2,500,949   975,245        2,180,161

Liabilities

Due to brokers       2,047              2,553       155          138,661
Other                6,688                -       2,232            6,656

Net assets    $  1,026,977          2,498,396   972,858        2,034,844


                              Xerox
            Income            Stock
             Fund             Fund         Total

              (92)             -            (647)

              -              1,461          4,969

             8,193               5         24,818

            13,113             -          134,737

              -              7,033          7,617

            21,306           8,499        172,141

            74,440             432        763,793

           588,632             -        1,847,884

              -            337,074        337,074

             2,168             -        4,389,449

              -                -           75,286

              -                -          139,546

           278,817             -          278,817

           944,057         337,506      7,831,849

           965,271         346,005      8,003,343

            38,230             -          181,646

               140             -           15,716

           926,901         346,005      7,805,981


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)      Master Trust, Continued

The allocation of Master Trust net assets by investment pool as of December 31, 1997 is as follows(in thousands):

                                                   Small
                   International                  Company
                       Stock       U.S. Stock      Stock         Balanced
                       Fund           Fund          Fund           Fund

International Stock
     Pool        $   168,558          -              -            858,419

U.S. Stock
     Pool               -          259,252           -          2,239,144

Small Company
     Stock Pool         -             -           210,374         762,484

All Other Pool          -             -              -          2,034,844

Income Fund             -             -              -               -

Xerox Stock Fund        -             -              -               -

Total           $   168,558        259,252        210,374       5,894,891


                               Xerox
              Income           Stock
               Fund             Fund          Total

                -                -          1,026,977

                -                -          2,498,396

                -                -            972,858

                -                -          2,034,844

            926,901              -            926,901

                -             346,005         346,005

            926,901           346,005       7,805,981


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)      Master Trust, Continued

Net assets in the Master Trust for all participating plans as of December 31, 1997 are as follows(in thousands):

                                               Small
                 International                Company
                    Stock       U.S. Stock     Stock          Balanced
                    Fund          Fund         Fund             Fund

Xerox Corporation
Profit Sharing
and Savings
Plan*          $   159,252      246,464       198,802          936,262

The Profit Sharing
Plan of
  Xerox Corporation
and
  The Xerographic
Division,
  Union of
Needletrades,
  Industrial and
Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.    9,306        12,788        11,572            65,516

Xerox Corporation
Retirement
  Income Guarantee
    Plan              -            -               -           4,391,615

Retirement Income Guarantee
  Plan of Xerox
Corporation
  and The Xerographic
  Division, Union of
  Needletrades,
Industrial and
  Textile Employees,
A.F.L. -
  C.I.O. - C.L.C.     -            -                -            501,498

Total          $   168,558        259,252        210,374       5,894,891

* The net asset balances at the master trust level do not include the optional profit sharing accrual at December 31, 1997, which is recorded at the Plan level only.

                               Xerox
              Income           Stock
               Fund             Fund           Total

             636,139          317,658        2,494,577

              81,207           28,347          208,736

             183,117             -           4,574,732

              26,438             -             527,936

             926,901          346,005        7,805,981


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)      Master Trust, Continued

Statement of Changes in Net Assets of the Master Trust as of December 31, 1998 is as follows (in thousands):

                                          Small
              International              Company
                 Stock     U.S. Stock     Stock       All Other     Income
                 Pool        Pool          Pool           Pool        Fund

Additions:
  Transfers in $   43,514   139,522       51,756         418,842    126,050
  Investment
  earnings:
    Interest        2,206     8,198        6,948          59,043     57,481
    Dividends      19,994    26,128        2,502          12,123        435
    Net appreciation
    (depreciation)140,075   663,920       (6,208)         25,060      5,737
    Margin variation
     on futures
     contracts      1,217     7,864          350          13,831      (287)
    Other            (775)    1,911          639          22,210      (104)

Total investment
    earnings      162,717   708,021        4,231         132,267     63,262

Total additions   206,231   847,543       55,987         551,109    189,312

Deductions:
  Administrative
  expenses         (8,531)   (7,852)      (4,300)         (7,872)   (2,341)
  Transfers out   (53,101)  (58,284)     (52,728)       (442,927) (176,723)

Total deductions  (61,632)  (66,136)     (57,028)       (450,799) (179,064)

Transfers between
  funds/pools     (90,097) (274,164)    (290,563)        313,106       -

Pool restructure     -         -            -         (2,448,260)      -

Net assets:
  Beginning
    of year     1,026,977 2,498,396      972,858       2,034,844    926,901

  End of year  $1,081,479 3,005,639      681,254          -         937,149


Xerox     Other       Other
Stock     Equity      Fixed     Marketplace     Bond     Expense
 Fund      Pool        Pool        Window       Pool       Pool       Total

102,002  125,652    118,979        18,839       18,136      -     1,163,292

    445    4,308      3,270           -         17,068      -       158,967

  7,453    3,749       -              569        1,195      -        74,148

221,414   60,417     14,876           735       16,842      -     1,142,868

    -      7,862      1,321           -         (7,125)     -        25,033

    -      3,156         (2)          -           (439)     -        26,596

229,312   79,492     19,465         1,304       27,541      -     1,427,612

331,314  205,144    138,444        20,143       45,677      -     2,590,904

   (668)   (301)      (346)            (1)      (1,443)   (391)    (34,046)

(32,892)(600,735)  (85,628)          (346)        (528)     -   (1,503,892)

(33,560)(601,036)  (85,974)          (347)      (1,971)   (391) (1,537,938)

    -    230,399   108,000            -          3,000     319       -

    -    860,083      -               -      1,588,177       -        -

346,005    -          -               -           -         -     7,805,981

643,759  694,590   160,470         19,796    1,634,883      (72)  8,858,947


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)     Master Trust, Continued

The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for December 31, 1998 is as follows (in thousands):

                                          Small
                International             Company   Balanced     Balanced
                  Stock      U.S. Stock    Stock      Fund         Fund
                   Fund         Fund       Fund   Fifty/Fifty   More Bonds

International
   Stock Pool $   25,486         -          -           875          412

U.S. Stock Pool     -          86,279       -         1,167          397

Small Company
   Stock Pool       -            -        (9,729)        66           31

All Other Pool      -           -           -           -             -

Income Fund         -           -           -           -             -

Xerox Stock Fund    -           -           -           -             -

Other Equity Pool   -           -           -           538           253

Other Fixed Pool    -           -           -           130            61

Marketplace Window  -           -           -           -              -

Bond Pool           -           -           -           176            83

Expense Pool       -            -           -           -               -

Total      $     25,486       86,279     (9,729)      2,952        1,237


Balanced                                   Xerox
  Fund          Enhanced       Income       Stock    Marketplace
More Stocks    Bond Fund        Fund        Fund        Window     Total

  127,413          -             -           -            -        154,186

  612,326          -             -           -            -        700,169

    9,563          -             -           -            -           (69)

  124,395          -             -           -            -        124,395

    -              -            60,921       -            -         60,921

    -              -             -        228,644         -        228,644

   78,400          -             -           -            -         79,191

   18,928        -             -           -            -           19,119

    -              -             -           -           1,303       1,303

   25,595          244           -           -            -         26,098

     (391)         -             -           -            -          (391)

  996,229          244         60,921     228,644        1,303   1,393,566


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)     Master Trust, Continued

Net income (loss) from Master Trust Investments, net of administrative expenses, for all participating pans for the year ended December 31, 1998 is as follows (in thousands):

                                         Small      Balanced      Balanced
               International            Company       Fund -        Fund -
                  Stock      U.S. Stock  Stock       Fifty/         More
                   Fund         Fund     Fund        Fifty          Bonds

Xerox Corporation
  Profit Sharing and
  Savings Plan  $  24,155      82,037   (9,065)      2,841         1,201

The Profit Sharing
  Plan of
  Xerox Corporation
and
  The Xerographic
  Division,
  Union of Needletrades,
  Industrial and Textile
   Employees, A.F.L. -
   C.I.O. - C.L.C.  1,331       4,242     (664)        111            36

Xerox Corporation
  Retirement
  Income Guarantee
  Plan                 -          -         -           -              -

Retirement Income
  Guarantee Plan of
  Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades,
  Industrial and
  Textile Employees,
   A.F.L. - C.I.O. -
   C.L.C.              -          -          -          -              -

Total          $    25,486      86,279     (9,729)    2,952         1,237


Balanced
  Fund-        Enhanced                   Xerox
  More           Bond       Income         Stock      Marketplace
 Stocks          Fund        Fund          Fund          Window      Total

161,361            229        43,553       209,986       1,239      517,537

 10,912             15         4,866        18,658          64       39,571

746,740           -           10,952          -             -       757,692

 77,216           -            1,550          -             -        78,766

996,229            244        60,921       228,644        1,303   1,393,566


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)     Master Trust, Continued

Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1997 is as follows (in thousands):

                                                      Small
                       International                 Company
                          Stock       U.S. Stock       Stock      All Other
                           Pool          Pool           Pool         Pool

Additions:
  Transfers in       $    22,392         30,110       27,308       79,711
  Investment
  earnings:
    Interest               1,818          5,765        7,611       93,314
    Dividends             18,530         29,592        4,125       29,467
    Net appreciation
    (depreciation)        72,184        592,165      133,630      134,587
    Margin variation
     on futures
     contracts            (1,678)           926        2,147         3,096
    Other                  1,078            611          540         9,486

Total investment
    earnings              91,932        629,059      148,053       269,950

Total additions          114,324        659,169      175,361       349,661

Deductions:
  Administrative
  expenses                 7,380          4,682        5,395        19,115
  Transfers out            9,718         10,240        9,109       259,992

Total deductions          17,098         14,922       14,504       279,107

Transfers between
  funds/pools            (36,548)        33,302       19,894        20,670

Net assets:
  Beginning
    of year              966,299      1,820,847      792,107      1,943,620

  End of year    $     1,026,977      2,498,396      972,858      2,034,844


                           Xerox
             Income        Stock
              Fund         Fund           Total

             47,685      31,600         238,806

             62,740         102         171,350

                376       5,493          87,583

              2,147      84,305       1,019,018

                112         -             4,603

              4,484          20          16,219

             69,859      89,920       1,298,773

            117,544     121,520       1,537,579

              2,543         324          39,439

            119,045      18,291         426,395

            121,588      18,615         465,834

            (66,762)     29,313            (131)

            997,707     213,787       6,734,367

            926,901     346,005       7,805,981


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)     Master Trust, Continued

The allocation of net income from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1997 is as follows (in thousands):

                                                   Small
                   International                  Company
                       Stock       U.S. Stock      Stock         Balanced
                       Fund           Fund          Fund           Fund

International Stock
     Pool        $    14,334          -              -             70,218

U.S. Stock
     Pool               -           64,659           -            559,718

Small Company
     Stock Pool         -             -            31,105         111,553

All Other Pool          -             -              -            250,835

Income Fund             -             -              -               -

Xerox Stock Fund        -             -              -               -

Total           $    14,334         64,659         31,105         992,324


                               Xerox
              Income           Stock
               Fund             Fund          Total

                -                -             84,552

                -                -            624,377

                -                -            142,658

                -                -            250,835

             67,316              -             67,316

                -              89,596          89,596

             67,316            89,596       1,259,334


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)      Master Trust, Continued

Net income from Master Trust Investments, net of administrative expenses, for all participating plans for the year ended December 31, 1997 is as follows (in thousands):

                                                    Small
                        International              Company
                           Stock       U.S. Stock   Stock       Balanced
                            Fund          Fund       Fund         Fund
Xerox Corporation Profit
   Sharing and
   Savings Plan       $    13,553        61,796    29,509        144,050
The Profit Sharing Plan of
   Xerox Corporation and
   The Xerographic Division,
   Union of Needletrades,
   Industrial and Textile
   Employees, A.F.L. -
     C.I.O. -C.L.C.           781         2,863     1,596         10,665

Xerox Corporation Retirement
   Income Guarantee Plan      -             -          -         751,651

Retirement Income Guarantee
   Plan of Xerox Corporation
   and The Xerographic
   Division, Union of
   Needletrades, Industrial and
   Textile Employees, A.F.L
   C.I.O. - C.L.C.             -            -          -          85,958

   Total              $    14,334         64,659    31,105      992,324


                                       Xerox
                    Income             Stock
                     Fund               Fund          Total

                    46,330             82,564        377,802

                     5,679              7,032         28,616

                    13,398                -          765,049

                     1,909                -           87,867

                    67,316            89,596       1,259,334


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)     Master Trust, Continued

With respect to the Plan, the Joint Administrative Board (JAB) is responsible for establishing investment guidelines, reviewing the investment decisions and reviewing investment results. The JAB consists at present of three Xerox Corporation representatives and five union representatives.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments, which include private placements, are carried at fair value, based on the cost of the investments, developments concerning the portfolio of investments of the private placements, and such other factors as the managing general partners of the investments consider relevant. The valuations do not necessarily represent amounts which might ultimately be realized from the investments.

The value of the investment contracts with insurance companies and banks is at contract value, which approximates fair value. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented (dollars in thousands):

(i) The average investment yields for the years ended December 31, 1998 and 1997 were 7.1% and 6.8%, respectively.

(ii) The crediting interest rates at December 31, 1998 and 1997 ranged from 4.4% to 9.3%.


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)     Master Trust, Continued

(iii) The fair value, as determined by discounting estimated future cash flows for traditional GIC's, and the market value of the underlying investments and the associated wrapper for synthetic GIC's at December 31, 1998 and 1997 was $63,780 and $274,344 respectively. Contract values were $62,861 and $278,817 at December 31, 1998 and 1997, respectively.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/ equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investment.


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3) Master Trust,Continued

The net appreciation (depreciation) of investments for the year ending December 31, 1998 is as follows (in thousands):

                                            Small
              International                Company     All
                  Stock      U.S. Stock     Stock      Other      Income
                  Pool         Pool          Pool       Pool       Fund

Investments at
quoted market value:
Short-term and fixed
income
investments  $    310          -              -        10,107      5,737

Xerox common
Stock              -           -              -           -           -
Other equity
investments   139,765       663,920        (6,208)      2,884         -
Investments at
estimated
fair value:
Interest in real
estate trusts      -           -                      (20,107)        -
Other
investments        -           -              -        32,176         -

Total   $     140,075       663,920        (6,208)     25,060      5,737


  Xerox     Other     Other
  Stock    Equity     Fixed    Marketplace    Bond    Expense
  Fund      Pool      Pool       Window       Pool      Pool      Total

    -        -       14,876        -         8,444        -       39,474

 221,414     -          -          -           -          -      221,414

    -      57,463       -          735       8,398        -      866,957

    -      (4,026)      -          -           -          -     (24,133)

    -       6,980       -          -           -          -       39,156

 221,414   60,417    14,876        735      16,842        -    1,142,868


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(3)     Master Trust, Continued

The net appreciation (depreciation) of investments for the year ending December 31, 1997 is as follows (in thousands):

                                         U.S.        Small
                    International        Stock      Company       All Other
                      Stock Pool         Pool      Stock Pool       Pool
Investment at
 quoted market
 value:
  Short-term
  and fixed
  income
  investments    $   (2,173)              -            -             38,188

 Xerox common
  stock                  -                -            -                -

 Other equity
  investments        74,357           592,165       133,630          75,517

Investments at
 estimated
 fair value:
  Interest in real
   estate trusts        -                 -             -            (8,320)
  Other investments     -                 -             -            29,202

Total            $   72,184           592,165        133,630        134,587


            Income          Xerox
             Fund        Stock Fund           Total

            2,147            -                 38,162

              -           84,305               84,305

              -              -                875,669

              -              -                 (8,320)

              -              -                 29,202

            2,147         84,305            1,019,018


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(4)      Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. As of January 1, 1998, unit values are calculated daily by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust, and other reconciling items) by units outstanding at the valuation date.

The total number of units and net asset value per unit outstanding during the year ended December 31, 1998 was as follows:

                     International Stock Fund          U.S.  Stock Fund
                          Units       Unit               Units      Unit
                      Outstanding     Value          Outstanding   Value

January 31             920,364     $10.382375        1,291,659   $10.099668
February 28            917,743      10.962610        1,396,344    10.877374
March 31               929,145      11.657176        1,521,651    11.420459
April 30               939,875      11.716992        1,589,919    11.548355
May 31                 885,484      11.786185        1,586,323    11.334877
June 30                875,981      11.661331        1,602,319    11.805511
July 31                869,231      11.814280        1,638,896    11.677048
August 31              801,354      10.275574        1,633,809     9.990193
September 30           778,819       9.900287        1,585,081    10.570626
October 31             759,733      10.684862        1,556,811    11.456733
November 30            755,513      11.218222        1,665,713    12.135353
December 31            736,627      11.628680        1,698,600    12.968329


                Balanced Fund - Fifty/Fifty       Balanced Fund - More Bonds
                      Units       Unit               Units         Unit
                  Outstanding    Value            Outstanding      Value

January 31           -       $     -                  -        $      -
February             -             -                  -               -
March 31             -             -                  -               -
April 30             -             -                  -               -
May 31               -             -                  -               -
June 30              -             -                  -               -
July 31              -             -                  -               -
August 31            -             -                  -               -
September 30         -             -                  -               -
October 31         59,367      10.535520             34,437        10.327282
November 30        98,419      10.945811             37,569        10.669218
December 31       146,790      11.274600             68,111        10.879377


                    Enhanced Bond Fund              Income Fund
                  Units         Unit             Units        Unit
               Outstanding     Value          Outstanding     Value

January 31         -        $    -              8,004,190     $10.076927
February 28        -             -              7,475,936      10.105522
March 31           -             -              7,392,511      10.156731
April 30           -             -              7,481,069      10.206823
May 31             -             -              6,995,465      10.267817
June 30            -             -              6,942,159      10.316044
July 31            -             -              6,905,492      10.368480
August 31          -             -              7,134,306      10.468176
September 30       -             -              7,270,669      10.602034
October 31       56,931       9.905175          7,463,054      10.619355
November 30      54,028      10.125494          7,390,631      10.615745
December 31      40,065      10.133596          7,444,002      10.670738


          Small Company Stock Fund
           Units         Unit
       Outstanding       Value

        1,152,655     $9.884830
        1,199,675     10.740566
        1,273,539     11.292184
        1,270,346     11.426224
        1,264,722     10.750264
        1,233,290     10.808698
        1,237,790      9.932038
        1,179,068      7.840207
        1,141,593      8.180712
        1,130,332      8.618658
        1,124,406      9.071812
        1,082,499      9.688692

       Balanced Fund - More Stocks
           Units         Unit
        Outstanding      Value

        6,424,779    $10.145639
        6,506,838     10.636311
        6,809,733     11.026386
        6,831,274     11.119027
        6,744,577     11.030174
        6,711,987     11.213429
        6,764,278     11.121109
        6,706,497     10.007453
        6,497,740     10.286159
        6,397,539     10.815761
        6,449,787     11.298588
        6,480,952     11.761080

            Xerox Stock Fund
          Units          Unit
       Outstanding       Value

        2,801,232     $10.874319
        3,005,216      11.964169
        3,099,139      14.360530
        3,169,325      15.300170
        3,389,547      13.872963
        3,523,815      13.772022
        3,548,464      14.295476
        3,510,909      11.928028
        3,672,590      11.567694
        3,484,772      13.194813
        3,409,313      14.620633
        3,309,095      16.075393


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued
(4)     Unit Values, Continued

The total number of units and net asset value per unit outstanding during the year ended December 31, 1997 was as follows:

                         International Stock Fund             U.S. Stock Fund
                           Units         Unit                  Units      Unit
                        Outstanding     Value               Outstanding   Value

January 31               5,239,115   $1.543425             4,406,217  $1.728658
February 28              5,341,029    1.562208             4,497,210   1.740928
March 31                 5,888,573    1.575980             5,116,762   1.658333
April 30                 5,976,454    1.588181             5,196,816   1.751299
May 31                   6,116,208    1.659004             5,232,406   1.866003
June 30                  6,240,107    1.730076             5,317,968   1.944255
July 31                  6,384,348    1.782436             5,507,272   2.108241
August 31                6,350,969    1.672465             5,519,315   2.010197
September 30             6,398,872    1.792312             5,648,647   2.132616
October 31               6,404,805    1.648348             5,762,266   2.063432
November 30              6,170,905    1.642708             5,915,669   2.143173
December 31              5,545,281    1.678099             5,860,645   2.182085


                               Balanced Fund                    Income Fund
                          Units          Unit                Units        Unit
                      Outstanding       Value             Outstanding     Value

January 31               3,634,982  $13.978013            13,168,371  $6.521293
February 28              3,658,895   14.012611            13,032,286   6.549495
March 31                 3,879,230   13.655406            12,792,540   6.565563
April 30                 3,911,827   14.002261            12,684,713   6.609874
May 31                   3,917,352   14.697693            12,669,561   6.647454
June 30                  3,960,669   15.241481            12,478,600   6.690273
July 31                  3,999,184   16.038329            12,426,027   6.750195
August 31                3,998,824   15.663793            12,261,985   6.768509
September 30             4,013,888   16.426774            12,115,934   6.816442
October 31               4,029,870   16.027899            11,891,043   6.864514
November 30              4,033,987   16.190160            11,679,523   6.886846
December 31              4,000,763   16.375997            11,715,189   6.931774


          Small Company Fund
           Units         Unit
       Outstanding       Value

      4,388,720       $1.747487
      4,604,685        1.694722
      5,292,188        1.616296
      5,387,273        1.611924
      5,420,222        1.790273
      5,399,110        1.878601
      5,453,861        2.005116
      5,448,500        2.032599
      5,572,707        2.181263
      5,666,433        2.058766
      5,917,651        2.034271
      5,736,340        2.017311

           Xerox Stock Fund
          Units          Unit
       Outstanding       Value

      2,322,532       $7.688210
      2,377,978        8.205805
      2,494,075        7.508071
      2,530,923        8.121978
      2,536,632        8.950173
      2,570,875       10.460962
      2,566,887       10.942996
      2,614,097       10.046536
      2,627,063       11.236564
      2,682,074       10.582841
      2,736,029       10.361126
      2,869,738        9.877945


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(5)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits paid to participants as reported in the financial statements to the Form 5500 at December 31, 1998 and 1997:

                                               December 31,
                                        1998              1997
                                              (in thousands)

Net assets available for plan
benefits as reported in the Plan
financial statements                $   273,479               225,996

Benefit claims payable reported
on line 31g of Form 5500                   -                      -

Net assets available for plan
benefits as reported in the
Plan Form 5500                    $     273,479                225,996


                                               December 31
                                        1998                   1997
                                             (in thousands)
Benefits paid to participants
as reported in the Plan financial
statements                            $ 10,607               10,052

Add:  Amounts allocated to withdrawing
participants at December 31, 1998 and 1997 -                    -

Less:  Amounts allocated to withdrawing
participants at December 31, 1997 and
1996, respectively                         -                   (123)

Benefits paid to participants as reported in
the Form 5500                         $ 10,607                9,929


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements, Continued

(5)     Reconciliation of Financial Statements to Form 5500, Continued

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


(6)     Stock Split

In March 1999, the shareholders of the plan sponsor approved a two-for-one stock split of the Company's common stock. The stock split does not impact the value of participants' interest in the Xerox Stock Fund.


Schedule 1


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Line 27a - Schedule of Assets Held for Investment Purposes

December 31, 1998

(in thousands)

                               Description of investment
                                      including
       Identity of issuer,       maturity date, rate of
           borrower,              interest, collateral,         Current
   lessor, or similar party    par or maturity value   Cost       value

   Investment in Master Trust          (1)         $  203,099   $  253,825
*Investment in Participant   Loans to Plan participants,
      Notes Receivable          maturity dates through
                              5/31/11, interest rates
                              from 8.0% to 11.5%        --          17,299
                                     per annum
*     Party-in-interest

(1)     See note 3




Independent Auditors' Report

The Plan Administrator and Participants
The Profit Sharing Plan of Xerox Corporation and
   The Xerographic Division, Union of Needletrades,
   Industrial and Textile Employees,
   A.F.L. - C.I.O. - C.L.C.:


We have audited the accompanying statements of net assets available for plan benefits of The Profit Sharing Plan of Xerox Corporation and the Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. (Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole

May 21, 1999


                              EXHIBIT INDEX
                                              Electronic
                                              Submission
                                              Document
Exhibit                                           2
    (b)(1)         Accountants' Consent